UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Fiscal Quarter Ended: September 30, 2004
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained herein is incorporated by reference in IONA Technologies PLC’s Registration Statements on Form F-3 (No. 333-13802) and on Form S-8 (Nos. 333-6850, 333-11384, 333-12326, 333-13224, 333-13330, 333-13494, 333-105348 and 333-108869).

Part I. FINANCIAL INFORMATION

Item 1.Condensed Consolidated Financial Statements

IONA Technologies PLC

Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	September 30,	December 31,
	2004	2003(1)

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,280	$19,926
Restricted cash	3,495	3,745
Marketable securities	33,217	32,978
Accounts receivable, net of allowance for doubtful accounts of $1,098 at September 30, 2004 and $1,093 at December 31, 2003	11,244	23,255
Prepaid expenses and other assets	1,880	2,929

Total current assets	67,116	82,833
Property and equipment, net	4,934	6,265
Other non-current assets, net (Note 6)	609	940

Total assets	$72,659	$90,038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,394	$2,483
Accrued payroll and related expenses	3,365	7,260
Other accrued liabilities	15,111	18,763
Deferred revenue	15,656	23,910

Total current liabilities	36,526	52,416
Other non-current liabilities (Note 8)	2,963	4,510
Shareholders’ equity:
Ordinary Shares, €0.0025 par value, 150,000,000 shares authorized; 34,737,310 and 34,005,707 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	96	94
Additional paid-in capital	494,695	493,260
Accumulated deficit	(461,621)	(460,163)
Deferred stock-based compensation	-	(79)

Total shareholders’ equity	33,170	33,112

Total liabilities and shareholders’ equity	$72,659	$90,038

(1)	The December balance sheet information has been derived from the December 31, 2003 audited consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Product revenue	$7,291	$7,955	$20,309	$21,876
Service revenue	9,191	9,415	28,206	28,904

Total revenue	16,482	17,370	48,515	50,780

Cost of revenue:
Cost of product revenue	58	48	229	276
Cost of service revenue	2,853	3,168	9,010	10,855

Total cost of revenue	2,911	3,216	9,239	11,131

Gross profit	13,571	14,154	39,276	39,649

Operating expenses:
Research and development	4,052	6,041	12,879	21,426
Sales and marketing	6,828	7,811	20,787	31,560
General and administrative	2,124	2,252	6,410	8,120
Amortization of other non-current assets	146	169	432	636
Restructuring	-	-	-	14,831
Write-off of assets and related costs	-	-	-	2,345

Total operating expenses	13,150	16,273	40,508	78,918

Income (loss) from operations	421	(2,119)	(1,232)	(39,269)

Interest income, net	149	111	190	417
Net exchange (loss) gain	(211)	302	(16)	275

Income (loss) before provision for income taxes	359	(1,706)	(1,058)	(38,577)
Provision for income taxes	150	250	400	700

Net income (loss) available to Ordinary Shareholders	$209	$(1,956)	$(1,458)	$(39,277)

Basic net income (loss) per Ordinary Share and per ADS	$0.01	$(0.06)	$(0.04)	$(1.18)

Shares used in computing basic net income (loss) per Ordinary Share and per ADS (in thousands)	34,673	33,432	34,505	33,163

Diluted net income (loss) per Ordinary Share and per ADS	$0.01	$(0.06)	$(0.04)	$(1.18)

Shares used in computing diluted net income (loss) per Ordinary Share and per ADS (in thousands)	35,770	33,432	34,505	33,163

IONA Technologies PLC
Condensed Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

	Nine Months Ended
	September 30,	September 30,
	2004	2003
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,458)	$(39,277)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,341	4,376
Stock compensation	38	324
Loss (profit) on marketable securities	106	(1)
Write-off of assets and related costs	—	2,345
Changes in operating assets and liabilities:
Restricted cash deposits	250	(936)
Purchase of marketable securities	(24,645)	(53,883)
Sale of marketable securities	24,300	74,107
Accounts receivable	12,011	15,662
Prepaid expenses and other assets	1,125	3,016
Accounts payable	(89)	(516)
Accrued payroll and related expenses	(3,895)	(2,878)
Other liabilities	(5,199)	(1,830)
Deferred revenue	(8,254)	(9,069)

Net cash used in operating activities	$(3,369)	$(8,560)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(578)	$(1,017)
Purchase of other non-current assets	(177)	(110)
Proceeds from disposal of assets	—	22
Net cash used in investing activities	$(755)	$(1,105)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	$1,478	$1,472
Net cash provided by financing activities	$1,478	$1,472

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(2,646)	$(8,193)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,926	22,287

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$17,280	$14,094

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$399	$457

IONA Technologies PLC

Notes to Condensed Consolidated Financial Statements

1. Interim Condensed Consolidated Financial Statements

     These interim condensed consolidated financial statements have been prepared by IONA Technologies PLC (“IONA” or the “Company”) pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals and an accrual for restructuring charges) have been made for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the three and nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. See “Factors Affecting Future Results.” For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2003 included in IONA’s Annual Report on Form 20-F under the Securities Exchange Act of 1934, as amended.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Companies Acts, 1963 to 2003

     The financial information relating to IONA and its subsidiaries included in this document does not comprise full accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to IONA’s annual return. The auditors have made report without qualification under Section 193 of the Companies Act, 1990 in respect of the financial statements for the year ended December 31, 2003. A copy of the full accounts for the year ended December 31, 2003 have been annexed to the relevant annual return, filed on August 30, 2004 following the annual general meeting of IONA, which was held on August 18, 2004.

3. Accounting Pronouncements

     The Financial Accounting Standards Board issued FASB Interpretations No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), in January 2003. This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 were revised in December 2003 to be effective for financial statement periods ended after December 15, 2003. The adoption of FIN 46 did not have a material impact on the consolidated financial statements of the Company as it had no variable interest entities for the three months and nine months ended September 30, 2004.

     The Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), in May 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 had no material impact on the consolidated financial statements of the Company as it had no financial instruments for the three months and nine months ended September 30, 2004.

4. Restricted Cash

     At September 30, 2004, the Company has approximately $3.5 million in restricted cash deposits with Citizens Bank, which includes $0.5 million of annual renewable letter of credit facilities for certain leased facilities and $3.0 million payable upon demand for use towards satisfaction of amounts owed to a previous landlord. Should IONA not renew these letter of credit facilities or default on its rental obligations, $0.5 million will be payable to the lessors.

5. Marketable Securities

     Marketable securities consist of commercial paper, corporate bonds, and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, IONA invests primarily in high-grade marketable securities to reduce risk of loss. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and unrealized holding gains and losses are reflected in the Consolidated Statements of Operations.

6. Other Non-Current Assets

     Other non-current assets consist of the following:

	September 30,	December 31,
	2004	2003
	(unaudited)	(unaudited)
	(U.S. dollars in thousands)
Intangible Assets —amortizable
Purchased technology	$3,430	$3,253
Accumulated amortization	(2,976)	(2,544)

Total identifiable intangible assets	454	709
Security deposits and other assets	155	231

Total other non-current assets, net	$609	$940

     Other non-current asset amortization for the three months ended September 30, 2004 and September 30, 2003 was $0.1 million and $0.2 million, respectively. In addition, other non-current asset amortization is estimated to be approximately $0.1 million for the remainder of 2004, $0.2 million in 2005, $0.1 million in 2006, less than $0.1 million in 2007, and nil in 2008.

7. Stock-based Employee Compensation Expense

     The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of IONA’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally three to four years). The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Nine months ended
	September 30,	September 30,
	2004	2003
	(unaudited)	(unaudited)
	(U.S. dollars in thousands)
Net loss as reported	$(1,458)	$(39,277)
Add: Stock-based compensation expense included in reported net loss, net of related tax effects	38	324
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(16,993)	(27,555)

Pro forma net loss	$(18,413)	$(66,508)

Loss per share:

Basic-as reported	$(0.04)	$(1.18)

Basic-pro forma	$(0.53)	$(2.01)

Diluted-as reported	$(0.04)	$(1.18)

Diluted-pro forma	$(0.53)	$(2.01)

     Pro forma information regarding net loss and loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the nine months ended September 30, 2004 and 2003, respectively: risk-free interest rates of 4% and 4%; dividend yields of 0%

and 0%; volatility factors of the expected market price of IONA’s Ordinary Shares ranging from 0.886 to 0.99 and 1.06 to 1.102; and a weighted-average expected life of the options of two and a half years to five years.

8. Restructuring

     During 2004, 2003, 2002 and 2001, the Company’s management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs. Total accrued restructuring costs of $20.5 million, $20.8 million and $5.7 million were recorded related to these initiatives in 2003, 2002 and 2001, respectively. During the third quarter of 2004, the Company recorded a charge of $0.6 million for severance and benefit costs related to cost reduction actions for 8 employees from sales. Also during the third quarter of 2004, the company released $0.6 million of a restructuring accrual related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.

     Cash outlays associated with the restructuring plans initiated in 2004, 2003, 2002 and 2001 totaled approximately $5.2 million during the nine months ended September 30, 2004, including approximately $2.3 million in severance and related benefits paid to employees worldwide and $2.9 million in facility closure costs.

     Amounts of restructuring costs remaining accrued at September 30, 2004 of $8.7 million relate to remaining separation and facility closure and consolidation costs. We expect that cash outlays of $5.7 million will be made in the next twelve months, with the remaining cash outlays of $3.0 million to be made through the end of 2013.

     The following sets forth our accrued restructuring costs as of September 30, 2004:

	(U.S. dollars in thousands)
	Excess Facilities	Severance	Total
2001 charges	$2,023	$3,682	$5,705
Cash outlays in 2001	(657)	(3,682)	(4,339)

Balance at December 31, 2001	1,366	—	1,366

2002 charges	8,512	12,251	20,763
Cash outlays in 2002	(2,653)	(9,280)	(11,933)

Balance at December 31, 2002	7,225	2,971	10,196

2003 charges	9,491	11,034	20,525
Cash outlays in 2003	(5,676)	(11,141)	(16,817)

Balance at December 31, 2003	11,040	$2,864	$13,904

2004 charges	—	560	560
Cash outlays in 2004	(2,876)	(2,366)	(5,242)
2004 Adjustments in estimates resulting in credits	—	(560)	(560)

Balance at September 30, 2004	$8,164	$498	$8,662

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying condensed consolidated financial statements for the periods specified and associated notes. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements, including risks and uncertainties relating to IONA’s cost reduction efforts; the launch and market performance of IONA’s integration software; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; the integration of any future acquisitions; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. Further reference should be made to “Factors Affecting Future Results” below and to our Annual Report on Form 20-F under the Securities Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2003 included therein.

Overview

     IONA is in the integration software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology (IT) investments. We also offer professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.

     Our revenue is derived from product license fees and charges for support and professional services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 and related interpretations. In accordance with accounting principles generally accepted in the United States (U.S. GAAP), we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.

     Our customers are corporate IT departments of large organizations with complex, heterogeneous computing environments and challenging integration problems. Our customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing, banking, government, medical, computing, research and software. No single customer accounted for more than 10% of total revenue in 2004 or 2003.

     To date, we have derived most of our revenue from the licensing of our enterprise integration software products that currently comprise our Orbix products, and fees from related services. We expect that our other products will increasingly contribute to our revenue. We market our product and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software.

     Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue.

     We have significant operations and generate a substantial portion of our taxable income in Ireland. In general the tax rate in Ireland on trading income, which effective January 1, 2003 is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for such favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.

Impact of Recent Acquisitions

     In 2001, we acquired Netfish Technologies, Inc. (“Netfish”). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would have been distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claims that we previously made. If pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.

Critical Accounting Policies and Estimates

     Our consolidated financial statements are prepared in accordance U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue Recognition;

•	Restructuring Charge;

•	Allowances for Doubtful Accounts;

•	Legal Contingencies;

•	Accounting for Income Taxes;

•	Impairment of Other Non-Current Assets; and

•	Foreign Currency.

     In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

     Revenue Recognition

     We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants and as amended by SOP 98-4 and SOP 98-9 and related interpretations, we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period.

     For software license arrangements that do not require significant modification or customization of the underlying software, we recognize revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our license revenues are recognized in this manner.

     For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

     We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

     While most of our arrangements include payment terms of less than one year, we have, in the past, provided payment terms of more than one year to credit worthy customers. We had established a history of collection, without concessions, on these receivables with payment terms that extended beyond one year. Provided all other revenue recognition criteria had been met, we recognized license revenue for these arrangements upon delivery.

     We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.

     We generally deliver products F.O.B shipping or electronically, and our software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves our premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.

     Revenue for consulting services is generally recognized on a time and materials basis. Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.

     Restructuring Charge

     During 2004, 2003, 2002 and 2001, we recorded restructuring charges to align our cost structure with changing market conditions. Our restructuring plan resulted in a reduction in headcount and the closure and consolidation of excess facilities.

     We were required to make certain estimates and assumptions in assessing the operating lease charges arising from a reduction in facility requirements. The operating lease charges were calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increases in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.

     These estimates are reviewed at the end of each period and would be revised if estimated future vacancy rates and sublease rates vary from our original estimates. Historically, our estimates and assumptions used to determine the liability have been consistent with actual results experienced. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and assumptions, such as the timing and amounts of sublease rental income, either change or do not materialize.

     Allowances for Doubtful Accounts

     We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood our customers will not pay us all the amounts due us. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers we perform analyses, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, and the current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our statement of operations.

     Legal Contingencies

     We are involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure, in consultation with external counsel, based on the facts and circumstances available to us and the probability of potential loss arising from the claim. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

     Accounting for Income Taxes

     Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

     We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply the deferred tax balance. As of September 30, 2004, a valuation allowance equal to the value of the deferred tax assets was maintained. In the event we determined we could realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase income in the period such a determination was made.

     In addition, we operate within multiple taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. In management’s opinion, adequate provisions for income taxes have been made.

     Impairment of Other Non-Current Assets

     Other Non-Current Assets represents costs of technology acquired from acquisitions which have reached technological feasibility. The costs of technology have been capitalized and are amortized to the statement of operations over the period during which benefits are expected to accrue, currently estimated at four years. We are required to test our non-current assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired. Factors we consider important, which could trigger impairment, include:

     •     significant underperformance relative to expected historical or projected future operating results;

     •     significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

     •     significant negative industry or economic trends;

     •     significant decline in our stock price for a sustained period; and

     •     significant decline in our market capitalization relative to net book value.

     Where events and circumstances are present which indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Such impairment loss is measured by comparing the fair value of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding future estimated business conditions and operating results in order to estimate future cash flows to determine the fair value of the respective assets. If the asset’s carrying value is not recoverable through the related cash flows, the asset is considered to be impaired. The impairment is measured by the difference in the asset’s carrying amount and its fair value, based on the best information available, including market prices or discounted cash flow analysis. If these estimates or the related assumptions change in the future, we could be required to record additional impairment charges.

     Foreign Currency

     The U.S. dollar is the Company’s functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in foreign currencies are translated at year end exchange rates while revenues and expenses are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net loss for the year. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales and expenses are currently U.S. dollar-based, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2004 or 2003.

Results of Operations

     The following table sets forth certain consolidated statements of income data as a percentage of total revenue for the periods presented:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2004	2003	2004	2003
Revenue:
Product revenue	44.2%	45.8%	41.9%	43.1%
Service revenue	55.8	54.2	58.1	56.9

Total revenue	100.0	100.0	100.0	100.0
Cost of revenue:
Cost of product revenue	0.3	0.3	0.5	0.5
Cost of service revenue	17.3	18.2	18.5	21.4

Total cost of revenue	17.6	18.5	19.0	21.9

Gross profit	82.4	81.5	81.0	78.1
Operating expenses:
Research and development	24.6	34.8	26.6	42.2
Sales and marketing	41.4	45.0	42.8	62.1
General and administrative	12.9	12.9	13.2	16.0
Amortization of other non-current assets	0.9	1.0	0.9	1.3
Restructuring	—	—	—	29.2
Write-off of assets and related costs	—	—	—	4.6

Total operating expenses	79.8	93.7	83.5	155.4

Income (loss) from operations	2.6	(12.2)	(2.5)	(77.3)
Interest income, net	0.9	0.6	0.4	0.8
Net exchange (loss) gain	(1.3)	1.7	(0.1)	0.5

Income (loss) before provision for income taxes	2.2	(9.9)	(2.2)	(76.0)
Provision for income taxes	0.9	1.4	0.8	1.3

Net income (loss)	1.3%	(11.3)%	(3.0)%	(77.3)%

Gross profit:
Product	99.2%	99.4%	98.9%	98.7%
Service	69.0%	66.4%	68.1%	62.4%

Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003

Total Revenue

     Total revenue decreased by 5.1% to $16.5 million for the three months ended September 30, 2004 from $17.4 million for the three months ended September 30, 2003. Total revenue from customers located outside of the United States represented 50.0% of total revenue for the three months ended September 30, 2004 and 46.5% of total revenue for the three months ended September 30, 2003, or $8.2 million and $8.1 million, respectively. The total number of transactions over $250,000 decreased from 17 for the three months ended September 30, 2003 to 13 for the three months ended September 30 2004. The average deal size decreased from approximately $50,000 to $49,000. No customer accounted for more than 10% of our total revenues for the three months ended September 30, 2004 or 2003.

     Product Revenue. Product revenue decreased by 8.3% to $7.3 million during the three months ended September 30, 2004 from $8.0 million during the three months ended September 30, 2003. The decrease in product revenue was primarily attributable to a decline in sales of our Orbix products.

               Service Revenue.     We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased by 2.4% to $9.2 million during the three months ended September 30, 2004 from $9.4 million during the three months ended September 30, 2003. The decrease in service revenue was primarily attributable to the expiration of support agreements relating to acquired technology no longer requiring support.

Cost of Revenue

               Cost of Product Revenue.     Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was less than $0.1 million for the three months ended September 30, 2004 and 2003 resulting in a product gross margin of 99.2% and 99.4% for the three months ended September 30, 2004 and 2003, respectively.

               Cost of Service Revenue.     Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product customization and enhancement, and related operating costs of computer equipment and non-billable travel expenses. Cost of service revenue was $2.9 million, resulting in a service gross margin of 69.0%, for the three months ended September 30, 2004 compared to $3.2 million, or a service gross margin of 66.4%, for the three months ended September 30, 2003. The increase in service gross margin was primarily attributable to a reduction in service personnel, resulting from restructuring plans implemented by management in 2003, coupled with higher utilization rates. The average number of service personnel decreased from 68 for the three months ended September 30, 2003 to 54 for the three months ended September 30, 2004.

Operating Expenses

               Research and Development.     Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $4.1 million, or 24.6% of total revenue, for the three months ended September 30, 2004 compared to $6.0 million, or 34.8% of total revenue, for the three months ended September 30, 2003. The decrease in research and development expense in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003. The average number of research and development personnel decreased from 136 for the three months ended September 30, 2003 to 126 for the three months ended September 30, 2004. We expect that the dollar amount of research and development expenses for the three months ended December 31, 2004 will be approximately unchanged from the dollar amount thereof for the three months ended September 30, 2004.

               Sales and Marketing.     Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $6.8 million, or 41.4% of total revenue, for the three months ended September 30, 2004 compared to $7.8 million, or 45.0% of total revenue, for the three months ended September 30, 2003. The decrease in sales and marketing expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003. The average number of sales and marketing personnel decreased from 133 for the three months ended September 30, 2003 to 107 for the three months ended September 30, 2004. We expect that the dollar amount of sales and marketing expenses for the three months ended December 31, 2004 will increase in dollar amount from the dollar amount thereof for the three months ended September 30, 2004.

               General and Administrative.     General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. General and administrative expenses were $2.1 million, or 12.9% of total revenue, for the three months ended September 30, 2004 compared to $2.3 million, or 12.9% of total revenue, for the three months ended September 30, 2003. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003. The average number of general and administrative personnel decreased from 60 for the three months ended September 30, 2003 to 54 for the three months ended September 30, 2004. We expect that the dollar amount of general and administrative expenses for the three months ended December 31, 2004 will be approximately unchanged from the dollar amount thereof for the three months ended September 30, 2004.

               Amortization of Other Non-Current Assets.     Amortization of other non-current assets consists of the amortization of purchased technologies acquired by us, which have reached technological feasibility. Amortization of other non-current assets was $0.1 million, or 0.9% of total revenue, for the three months ended September 30, 2004 compared to $0.2 million, or 1.0% of total revenue, for the three months ended September 30, 2003. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets. Other non-current assets are amortized on a straight-line basis over 4 years.

               Restructuring.     During the third quarter of 2004, the Company recorded a charge of $0.6 million for severance and benefit costs related to cost reduction actions for 8 employees from sales. Also during the third quarter of 2004, the Company released $0.6 million of a restructuring accrual related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.

Income (loss) from Operations

               We generated operating income of $0.4 million, or 2.6% of total revenue, for the three months ended September 30, 2004 compared to an operating loss of $2.1 million, or 12.2% of total revenue, for the three months ended September 30, 2003. The operating income for the three months ended September 30, 2004 compared to the operating loss for the three months ended September 30, 2003 was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003.

Other Income, Net

               Interest income, net, primarily represents interest earned on cash and investment balances. Interest income, net was $0.1 million for both the three months ended September 30, 2004 and 2003.

               Net exchange loss was $0.2 million for the three months ended September 30, 2004 compared to a net exchange gain of $0.3 million for the three months ended September 30, 2003. The net exchange loss for the three months ended September 30, 2004 was primarily due to weakening of the U.S. dollar in relation to the Euro.

Income Taxes

               Income taxes were $0.2 million for the three months ended September 30, 2004 compared to $0.3 million for the three months ended September 30, 2003. See “Factors Affecting Future Results - If our effective tax rate increases, our business and financial results would be adversely impacted.”

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Total Revenue

               Total revenue decreased by 4.5% to $48.5 million for the nine months ended September 30, 2004 from $50.8 million for the nine months ended September 30, 2003. Total revenue from customers located outside of the United States represented 47.7% of total revenue the nine months ended September 30, 2004 and 49.5% of total revenue for the nine months ended September 30, 2003, or $23.1 million and $25.1 million, respectively. The total number of transactions over $250,000 increased from 32 for the nine months ended September 30, 2003 to 34 for the nine months ended September, 30, 2004, and there was a corresponding increase in average deal size from approximately $41,000 to $46,000. The decrease in revenue is described below. No customer accounted for more than 10% of our total revenues for the nine months ended September 30, 2004 or 2003.

               Product Revenue.     Product revenue decreased by 7.2% to $20.3 million during the nine months ended September 30, 2004 from $21.9 million during the nine months ended September 30, 2003. The decrease in product revenue was primarily attributable to a decline in sales of our Orbix products.

               Service Revenue.     Service revenue decreased by 2.4% to $28.2 million during the nine months ended September 30, 2004 from $28.9 million during the nine months ended September 30, 2003. The decrease in service revenue was primarily attributable to the expiration of support agreements relating to acquired technology no longer requiring support.

Cost of Revenue

               Cost of Product Revenue.     Cost of product revenue was $0.2 million, resulting in a product gross margin of 98.9%, for the nine months ended September 30, 2004 compared to $0.3 million, or a product gross margin of 98.7%, for the nine months ended September 30, 2003.

               Cost of Service Revenue.     Cost of service revenue was $9.0 million, resulting in a service gross margin of 68.1%, for the nine months ended September 30, 2004 compared to $10.9 million, or a service gross margin of 62.4%, for the nine months ended September 30, 2003. The increase in service gross margin was primarily attributable to a reduction in service personnel, resulting from restructuring plans implemented by management in 2003, coupled with higher utilization rates. The average number of service personnel decreased from 85 for the nine months ended September 30, 2003 to 56 for the nine months ended September 30, 2004.

Operating Expenses

               Research and Development.     Research and development expenses were $12.9 million, or 26.6% of total revenue, for the nine months ended September 30, 2004 compared to $21.4 million, or 42.2% of total revenue, for the nine months ended September 30, 2003. The decrease in research and development expense in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003. The average number of research and development personnel decreased from 168 for the nine months ended September 30, 2003 to 124 for the nine months ended September 30, 2004. We expect that the dollar amount of research and development expenses for the three months ended December 31, 2004 will be approximately unchanged from the dollar amount thereof for the three months ended September 30, 2004.

               Sales and Marketing.     Sales and marketing expenses were $20.8 million, or 42.8% of total revenue, for the nine months ended September 30, 2004 compared to $31.6 million, or 62.1% of total revenue, for the nine months ended September 30, 2003. The decrease in sales and marketing expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003. The average number of sales and marketing personnel decreased from 182 for the nine months ended September 30, 2003 to 111 for the nine months ended September 30, 2004. We expect that the dollar amount of sales and marketing expenses for the three months ended December 31, 2004 will increase in dollar amount from the dollar amount thereof for the three months ended September 30, 2004.

               General and Administrative.     General and administrative expenses were $6.4 million, or 13.2% of total revenue, for the nine months ended September 30, 2004 compared to $8.1 million, or 16.0% of total revenue, for the nine months ended September 30, 2003. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003. The average number of general and administrative personnel decreased from 77 for the nine months ended September 30, 2003 to 53 for the nine months ended September 30, 2004. We expect that the dollar amount of general and administrative expenses for the three months ended December 31, 2004 will be approximately unchanged from the dollar amount thereof for the three months ended September 30, 2004.

               Amortization of Other Non-Current Assets.     Amortization of other non-current assets was $0.4 million, or 0.9% of total revenue, for the nine months ended September 30, 2004 compared to $0.6 million, or 1.3% of total revenue, for the nine months ended September 30, 2003. The decrease in amortization of other non-current assets is primarily attributable to the full amortization of certain intangible assets. Other non-current assets are amortized on a straight-line basis over 4 years.

               Restructuring.     Write-off of assets and related costs were $2.3 million for the nine months ended September 30, 2003. This write-off was primarily attributable to the disposal of assets resulting from a reduction in employees and closure and consolidation of office space resulting from our May 2003 restructuring initiatives.

               In May 2003, our management and board of directors approved restructuring plans to streamline our cost structure. These restructuring plans were initiated in May 2003, and included a reduction in workforce and the closure and consolidation of office space. Total accrued restructuring costs of $14.8 million were recorded related to the initiatives during the nine months ended September 30, 2003. Restructuring expenses included approximately $8.9 million representing the cost of involuntary employee separation and related costs for approximately 200 employees worldwide and $5.9 million representing costs associated with the closure and consolidation of office space.

               Write-off of Assets and Related Costs.      During the nine months ended September 30, 2004, the Company recorded a charge of $0.6 million for severance and benefit costs related to cost reduction actions for 8 employees from sales. Also during the nine months ended September 30, 2004, the Company released $0.6 million of a restructuring accrual related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits.

Income (loss) from Operations

               We generated an operating loss of $1.2 million, or 2.5% of total revenue, for the nine months ended September 30, 2004 compared to an operating loss of $39.3 million, or 77.3% of total revenue, for the nine months ended September 30, 2003. The decrease in operating loss, in both dollar amount and as a percentage of total revenue, was primarily the result of cost reduction measures and restructuring plans implemented by management in 2003.

Other Income, Net

               Interest income, net was $0.2 million for the nine months ended September 30, 2004 compared to $0.4 million for the nine months ended September 30, 2003. The decrease in interest income was primarily due to unrealized losses on investments, specifically bonds, that were affected by increasing interest rates.

               Net exchange loss was less than $0.1 million for the nine months ended September 30, 2004 compared to a net exchange gain of $0.3 million for the nine months ended September 30, 2003. The net exchange gain for the nine months ended September 30, 2003 was primarily due to the strengthening of the U.S. dollar against the yen.

Income Taxes

               Income taxes were $0.4 million for the nine months ended September 30, 2004 compared to $0.7 million for the nine months ended September 30, 2003. See “Factors Affecting Future Results - If our effective tax rate increases, our business and financial results would be adversely impacted.”

Liquidity and Capital Resources

               At September 30, 2004, we had cash and cash equivalents, restricted cash, and marketable securities of $54.0 million, representing a decrease of $0.2 million from September 30, 2003 and a decrease of $2.6 million from December 31, 2003. At December 31, 2003, we had cash and cash equivalents, restricted cash, and marketable securities of $56.6 million.

               Net cash used in operating activities was $3.4 million for the nine months ended September 30, 2004 compared to $8.6 million for the nine months ended September 30, 2003. The decrease in cash used in operating activities from the nine months ended September 30, 2003 to the nine months ended September 30, 2004 reflects primarily decreases in net loss and net sales of marketable securities.

               At September 30, 2004, we had approximately $3.5 million of irrevocable letters of credit outstanding in connection with facility leases and the satisfaction of amounts owed to a previous landlord, of which approximately $0.5 million renews annually for the duration of the lease terms, which expire in July 2006 and May 2007, and $3.0 million is payable upon demand. The investments pledged for security of the letters of credit are presented as restricted cash on our consolidated balance sheet.

               To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors for accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management’s assessment of our cash inflows.

               Net cash used in investing activities was $0.8 million for the nine months ended September 30, 2004 compared to $1.1 million for the nine months ended September 30, 2003. This decrease relates primarily to a decrease in capital investments. We expect capital expenditures for the year ended December 31, 2004 to be approximately unchanged compared to that for the year ended December 31, 2003.

               Net cash provided by financing activities was $1.5 million for both the nine months ended September 30, 2004 and 2003. For both the nine months ended September 30, 2004 and 2003, net cash provided by financing activities resulted primarily from the proceeds from the exercise of stock options and the sale of stock under our 1999 Employee Stock Purchase Plan.

               We are obligated to make average lease payments of approximately $2.5 million per year through 2023 (subject to an option to exit in 2013) with respect to our Dublin, Ireland facility; approximately $1.8 million per year through 2006 with respect to our U.S. subsidiary’s Waltham, Massachusetts facility; approximately $0.4 million per year through 2006 with respect to our U.S. subsidiary’s San Mateo, California facility; approximately $0.2 million per year through 2007 with respect to our U.S. subsidiary’s New York, New York facility; approximately $0.2 million per year through 2014 (subject to an option to exit in 2009) with respect to our U.K. subsidiary’s Reading, U.K. facility; approximately $0.1 million in 2004 with respect to our Japanese subsidiary’s Tokyo, Japan facility; and approximately $0.1 million per year through 2005 with respect to our U.S. subsidiary’s McLean, Virginia facility.

               As of September 30, 2004, future minimum lease payments under contractual operating lease obligations includes approximately $8.2 million provided for as accrued restructuring costs and is included in other accrued liabilities and other non-current liabilities on the consolidated balance sheets.

               At September 30, 2004 and 2003, we had $54.0 million and $54.2 million in cash and cash equivalents, restricted cash, and marketable securities, respectively. At December 31, 2003, we had cash and cash equivalents, restricted cash, and marketable securities of $56.6 million. We anticipate our operating expenses to remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash and cash equivalents, restricted cash, and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months. The foregoing estimate of the period of time through which our current sources of liquidity will be sufficient to finance our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary.

               It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in our limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.

Exposure to Currency Fluctuations

               Our consolidated financial statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange loss of less than $0.1 million for the nine months ended September 30, 2004 and an exchange gain of $0.3 million for the nine months ended September 30, 2003. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the Euro to the U.S. dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates of the Euro and other currencies to the U.S. dollar. Any hedging techniques implemented by us may not be successful and exchange rate fluctuations may materially adversely affect our business, financial condition and results of operations. See “Quantitative and Qualitative Disclosure About Market Risks.” We had no derivative or hedging transactions in the nine months ended September 30, 2004.

Factors Affecting Future Results

               The discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability, and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated by such forward looking statements, including, but not limited to, risks and uncertainties discussed below, and risks and uncertainties relating to IONA’s cost-reduction efforts; the integration of recent and future acquisitions; the launch and market performance of IONA’s integration software; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so.

A further decline in information technology spending may result in a decrease in our revenues or lower growth rates.

               The slowdown in global economies has negatively affected the level of spending of our customers on information technology (IT) solutions. We cannot predict if or when the growth rate of worldwide economies will rebound, or when or if demand for IT solutions will increase. A further decline or lack of growth in the demand for IT solutions may result in decreased revenues or lower growth rates because our sales depend in part on our customers’ level of funding for new or additional IT systems or services. Continuation of the current economic downturn may cause our customers to reduce or eliminate IT spending, which would substantially reduce the number of new software licenses we sell. An economic downturn may also cause price erosion for our products, which would reduce the average sales price for these licenses.

               In addition, actual or threatened terrorist attacks, military actions and events or effects occurring in response to those developments may reduce the amount or delay the timing of capital expenditures by corporations for IT solutions. Accordingly, we cannot be assured that we will be able to increase or maintain our revenues.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.

               It is difficult to forecast the timing and recognition of our revenues because our prospective customers often dedicate a significant amount of time to evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may extend twelve months or more. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:

•	reduced demand for our products or for integration software generally;

•	introduction of products by our competitors;

•	lower prices offered by our competitors;

•	changes in budgets and purchasing priorities; and

•	changes by prospective customers in their approach with respect to the integration of enterprise applications.

We may experience fluctuations in quarterly revenue that could adversely impact our operating results.

               Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenues in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period to period comparisons of revenues or results of operations as an indication of future performance. If our quarterly revenues or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and ADSs could fall substantially.

          Our quarterly revenues may fluctuate as a result of a variety of factors, including the following:

•	a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter;

•	the size of transactions can vary significantly;

•	the demand for our products may change;

•	customers may unexpectedly postpone orders due to changes in their strategic priorities, project objectives, budget or personnel;

•
customer evaluations and purchasing processes vary significantly from company to company, and a customer’s internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

•	the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and

•	we may have to defer revenues under our revenue recognition policies.

               Fluctuations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter, our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, we could experience a reduction in operating results.

We have experienced significant variations in profitability and anticipate that we will continue to do so in the future.

               Our levels of profitability have varied significantly on a quarterly and annual basis. These variations were attributable to fluctuations in revenue and costs, including costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain non-recurring expenses attributable to the settlement of litigation, restructuring and impairment of goodwill, other non-current assets and fixed assets. There can be no certainty that we will not experience similar variations in profitability in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.

Our future revenue depends upon the evolution and adoption of Enterprise Service Bus and related integration and infrastructure solutions.

               We believe that there is an emerging demand for Enterprise Service Bus and related integration and infrastructure solutions. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of Enterprise Service Bus for integration and service-oriented architectures. If the adoption of Enterprise Service Bus for these purposes does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.

               The acceptance of our recently launched Artix family of products also depends upon the development and proliferation of Enterprise Infrastructure Software standards for application integration. If these standards do not continue to develop or are not widely accepted, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.

If we fail to keep pace with rapidly evolving technology and changing customer needs, our business will suffer.

               The market for enterprise infrastructure software is characterized by rapidly changing technology, evolving industry standards and changing customer needs. Therefore, our success will depend upon our ability to enhance our existing products and to introduce and market new products to meet changing customer requirements on a timely and cost-effective basis. If we experience delays in the introduction of new or enhanced products, or if we are unable to anticipate or respond adequately to these changes, our products could be rendered obsolete and our business could be materially harmed.

Potential defects in our products or our failure to provide services for our customers could cause our sales to decrease, cause us to lose customers and damage our reputation.

               The products that we offer include newly-launched products with a short track record. These products may contain defects that may be detected at any point in the product’s life cycle. We have in the past discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

•	loss of customers;

•	injury to our reputation;

•	loss or delay of market acceptance or sales;

•	increased service or warranty costs; or

•	legal action by our customers.

               In addition, we may not be able to avoid or limit liability for disputes relating to product performance or provision of services.

If we do not manage our expenses and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.

               The IT integration market is becoming increasingly volatile. To address this volatility and global economic conditions generally, we have taken measures to bring our workforce, staffing and structure in line with perceived current demand for our products. If we misjudge our personnel needs or cannot successfully manage our expenses, then our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our officers and key employees to anticipate changing business conditions and manage personnel and other costs while increasing sales.

               We face additional risks in managing geographically dispersed operations. Some of our key executives and managers are based in our Dublin, Ireland headquarters and others in our wholly-owned U.S. subsidiary’s Waltham, Massachusetts office. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives located in geographically dispersed offices to integrate management, to address the needs of our worldwide customer base and to respond to changes in our market. In addition, our ability to manage our operations and financial performance would be materially adversely affected if terrorist attacks or military or other political events prohibit or restrict the travel of our personnel.

We may be required to delay the recognition of revenue until future periods which could adversely impact our operating results.

            We may have to defer revenue recognition due to several factors, including whether:

•	we are required to accept extended payment terms;

•	the transaction involves contingent payment terms or fees;

•	the transaction involves acceptance criteria or there are identified product-related issues; or

•	license agreements include products that are under development or other undelivered elements.

               Because of the factors listed above and other specific requirements under U.S. GAAP for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We depend on large transactions to derive a significant portion of our revenue, and the delay or loss of any large customer order could adversely affect our quarterly or annual operating results.

               We derive a significant portion of our revenue from large transactions. Customers face complex decisions regarding approaches to the development, deployment and integration of enterprise applications, competitive product offerings, rapidly changing software technologies, and limited internal resources. We must often negotiate terms and conditions in large sales transactions. These terms and conditions can extend the sales cycle and, in certain situations, result in deferred recognition of revenue from the sale. Prospective sales are subject to delays or cancellation over which we have little or no control. If any large customer order anticipated for a particular quarter is not realized or is delayed, we may experience an unplanned shortfall in revenue, which could significantly and adversely affect our operating results.

We currently derive most of our revenue from a limited number of our products.

               To date, we have derived most of our revenue from the licensing of our products that currently compose our Orbix products and fees from related services. We expect these products to continue to account for a substantial majority of our revenue for the foreseeable future. As a result, a reduction in demand for, or sales of, these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.

If we do not successfully expand and manage our direct sales force and other distribution channels, we may not be able to increase our sales.

               To date, we have sold our products primarily through our direct sales force, software vendors and system integrators. We plan to continue to invest in, and rely on sales through, these distribution channels and other indirect channels. We experience lower profit margins on the distribution of our products through third-party distribution channels. We may not be able to expand or manage successfully our direct sales force or other distribution channels. Further, any such expansion may not result in an increase in revenue or operating income. If we fail to expand or manage successfully our direct sales force or other distribution channels, our business, financial condition and results of operations would materially suffer.

Our inability to create and preserve relationships with software vendors, system integrators or other third parties that market and sell our products could reduce our revenues.

               Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, or if we are unable to form new relationships, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. These system integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and system integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

               We also may enter into joint arrangements with strategic partners to develop new products or enhancements, or to license our offerings as part of integrated products. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for these joint arrangements.

We operate in highly competitive markets and we may be unable to compete successfully.

               The market for enterprise infrastructure software solutions is highly competitive. We expect this competition to increase. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our product set, while other companies market a set of products designed to solve broad integration problems.

            We compete principally against vendors of:

•	enterprise infrastructure software;

•	enterprise application integration software; and

•	Web services integration software.

            We believe that our ability to compete depends in part on a number of factors outside of our control, including:

•	the demand for our products;

•	the development by others of software that is competitive with our products;

•	the price at which others offer comparable products;

•	the ability of our competitors to respond effectively to customer needs;

•	the ability of our competitors to market their products aggressively and effectively; and

•	the ability of our competitors to hire, retain and motivate key personnel.

               In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. In addition, among our smaller competitors, the competition for remaining market share is intense. Due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower sales or reduced prices would negatively impact our operating results and financial condition.

               Many of our competitors have a significant installed base that includes our current and potential customers. Once a customer has installed the products of one of our competitors, it may be difficult to convince the customer to adopt or purchase our products. If we are unable to further penetrate our existing customer base or sell to new clients, our business prospects and financial condition would suffer.

If we are unable to attract and retain highly qualified personnel, our future results would be adversely affected.

               We depend to a significant extent upon a limited number of senior executives. We face intense competition for highly qualified personnel. If we fail to attract, retain or assimilate key personnel, our business, financial condition and results of operations would materially suffer.

We face various risks associated with our international operations that could cause our operating results to suffer.

               We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business and we intend to continue to expand our operations outside of the United States. Because of the international character of our business, we are subject to risks such as:

•	fluctuations in currency exchange rates;

•	political and economic conditions in various jurisdictions;

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	failure to enter into relationships with local resellers, system integrators or other third party vendors, or to introduce localized products;

•	difficulties in staffing and managing foreign operations;

•	longer accounts receivable payment cycles; and

•	differing laws affecting the enforceability of intellectual property rights and product liability.

          If any of these risks materializes, revenue derived from customers outside the United States could decrease, and our business, financial condition and results of operations could materially suffer.

We may be unable to identify or complete suitable acquisitions, and any acquisitions we do complete may create business difficulties or dilute our shareholders.

               As part of our business strategy, we may pursue strategic acquisitions. We may be unable to identify suitable acquisition candidates. We cannot assure you that we will be able to make acquisitions on commercially acceptable terms or at all. If we acquire a business, technology or product, we may have difficulty integrating that business, technology or product with our existing operations or our software. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, the key personnel of an acquired entity may decide not to work for us. We may also incorrectly judge the value or worth of an acquired business, technology or product. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our shareholders.

If our effective tax rate increases, our business and financial results would be adversely impacted.

               We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which effective January 1, 2003 is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected. If our revenues fail to grow, we will become increasingly dependent on favorable tax rates to maintain our earnings.

Our U.S. holders of our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

               If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to the holders of our ordinary shares or ADSs. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in U.S. corporations.

               The rights of holders of our ordinary shares and, therefore, some of the rights of the holders of our ADSs are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

We have a limited ability to protect our intellectual property rights, and others could obtain and use our technology without our authorization.

               We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and technical measures to establish and protect our proprietary rights. The laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the United States and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of, our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization. Third parties may reproduce our software products without our consent. In addition, it is possible that our means of protecting our proprietary rights will not be adequate. Any unauthorized reproduction of our software or inadequate protection of our proprietary rights could have a material adverse effect on our business, financial condition or results of operations.

If we do not have the right to use third-party technology, we may have to stop selling and shipping products and incur significant development or license expenses.

               We use and incorporate third-party technology in our products. If we do not have adequate rights to use this technology or our rights terminate, we could be required to:

•	stop using the third-party technology;

•	stop selling and shipping our products in which the third-party technology is used; or

•	incur significant expenses to identify and obtain replacement technology or develop similar technology, or to obtain a new license to the third-party technology.

               We may not be able to develop technology or identify other technology with functionality similar to this third-party technology. In addition, we may not be able to obtain a license to this third-party technology on acceptable terms or at all, and we may be liable for damages in the event of any unauthorized use. If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.

We may be exposed to significant liability if we infringe upon the intellectual property or proprietary rights of others.

               Third parties have notified us, and others may notify us, from time to time, that they believe we are infringing certain of their patents and other intellectual property rights. The cost of responding to any such assertion may be material, whether or not the assertion is valid. In the event that any such assertion is resolved adversely to us, we could be required to:

•	discontinue the use of certain processes;

•	cease the use and sale of infringing products and services;

•	expend significant resources to develop non-infringing technology;

•	obtain licenses to competing technology; or

•	indemnify customers under certain clauses relating to intellectual property rights in our licenses.

               We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses, adverse or protracted litigation arises out of any such assertion or damages are assessed, our business, financial condition or results of operations could be materially adversely affected.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

               To comply with the Sarbanes-Oxley Act of 2002, as well as recent changes to Nasdaq listing standards, we may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our premiums for our various insurance policies, including our directors’ and officers’ insurance policies, could be subject to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

Item 3. Quantitative and Qualitative Disclosures about Market Risks

               The following discussion regarding our market risk contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are neither promises nor guarantees and involve risks and uncertainties, including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, that could cause actual results to differ materially from those discussed in the forward-looking statements.

               Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the Euro to the U.S. dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates of the Euro and other currencies to the U.S. dollar. Any market value gains or losses recognized on hedges of payables in the future will be offset against foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments will be deferred until the hedged transaction is completed and included in the measurement of the value of the hedged transaction. At September 30, 2004, we had no foreign exchange contracts outstanding.

               Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

Part II. OTHER INFORMATION

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

               On February 24, 1997, IONA’s Registration Statement on Form F-1 (File No. 333-6396) became effective. The net proceeds to IONA from the related offering were $59,574,654. IONA has filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement (February 24, 1997) through September 30, 2004:

Purchase and installation of furniture and fixtures	$14,391,000

Purchase and installation of machinery and equipment	32,709,000

Short-term debt instruments	12,094,654

Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	380,000

Item 4. Submission of Matters to a Vote of Security Holders

At IONA’s annual meeting of shareholders held on August 18, 2004, IONA shareholders took the following actions:

• IONA shareholders elected each of Ivor Kenny and Francesco Violante, both Class II directors, to a three-year term expiring at IONA’s annual meeting of shareholders in 2007 or until each of Dr. Kenny’s or Mr. Violante’s earlier resignation or removal. Election of these directors was determined by a plurality of the votes cast at the 2004 annual meeting. With respect to Dr. Kenny, the votes were cast as follows: 8,137,609 ordinary shares were voted for the election of Dr. Kenny, 186,183 ordinary shares were voted against the election of Dr. Kenny and 4,937 ordinary shares abstained from the vote. With respect to the election of Mr. Violante, the votes were cast as follows: 8,129,109 ordinary shares were voted for the election of Mr. Violante, 188,595 ordinary shares were voted against the election of Mr. Violante and 8,237 ordinary shares abstained from the vote. No other persons were nominated, nor received votes, for election as a director of IONA at the 2004 annual meeting. The other directors of IONA whose terms continued after the 2004 annual meeting were Kevin Melia, Christopher J. Horn, Sean Baker, William Burgess, John Conroy and James D. Maikranz.

• To receive and consider the consolidated financial statements of IONA for year ended December 31, 2003 and the Reports of the Directors and the Auditors thereon by the following vote: 8,203,292 ordinary shares were voted for the resolution, 15,748 ordinary shares were voted against the resolution and 109,742 ordinary shares abstained from the vote.

• To authorize the Audit Committee of the Board of Directors to fix the Auditor’s remuneration by the following vote: 8,282,971 ordinary shares were voted for the resolution, 12,358 ordinary shares were voted against the resolution and 35,737 ordinary shares abstained from the vote.

• To authorize the Company to Purchase its own shares and to set the price range for the re-issue of treasury shares off-market by the following vote: 8,250,989 ordinary shares were voted for the resolution, 70,403 ordinary shares were voted against the resolution and 7,175 ordinary shares abstained from the vote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IONA Technologies PLC
Date: December 21, 2004	By:	/s/ Christopher J. Horn

Christopher J. Horn Chief Executive Officer and Director